09040348

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 3 0 2009
Washington, DC
110

SEC FILE NUMBER
8-25845

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Seligman Advisors, Inc.**
N/K/A Riversource Fund Distributors Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Park Avenue
(No. and Street)

New York	**New York**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey P. Fox **(612) 671-6741**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**New York**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey P. Fox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Seligman Advisors, Inc., as of December 31, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

PATRICIA A JEWELLE
NOTARY PUBLIC – MINNESOTA
MY COMMISSION EXPIRES 1-31-10

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(o) Independent auditor's report on internal accounting control
(p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
(q) Reconciliation of Assets, Liabilities and Stockholder's Equity to the Regulatory Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Seligman Advisors, Inc.
Statement of Financial Condition
December 31, 2008

Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
Seligman Advisors, Inc.

We have audited the accompanying statement of financial condition of Seligman Advisors, Inc. (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Seligman Advisors, Inc. at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

March 23, 2009

Seligman Advisors, Inc.
Statement of Financial Condition
December 31, 2008
(In thousands)

Assets	
Cash and cash equivalents	$ 14,208
Distribution and service fees receivables	1,622
Receivable from Affiliate	14
Deferred commissions (net of allowance of $79)	324
Investments, at fair value	691
Furniture, equipment, and fixtures (net of accumulated depreciation of $6)	99
Intangible assets (net of accumulated amortization of $22)	1,978
Other assets	584
Total Assets	$ 19,520
Liabilities and Stockholder's Equity	
Liabilities:	
Distribution and service fees payable	$ 3,936
Payables to Affiliates	843
Accrued compensation	1,073
Deferred income tax liability, net	415
Accounts payable and accrued expenses	1,586
Total Liablilities	7,853
Stockholder's Equity	11,667
Total Liabilities and Stockholder's Equity	$ 19,520

See accompanying notes.

Seligman Advisors, Inc.
Notes to Statement of Financial Condition
December 31, 2008
(Dollars in thousands except share data)

1. Organization and Significant Accounting Policies

Organization

Seligman Advisors, Inc. (the "Company") is incorporated under the laws of the state of Delaware. The Company is a wholly owned subsidiary of J. & W. Seligman & Co. Incorporated. ("Seligman"). Seligman was acquired on November 7, 2008 by RiverSource Investments, LLC ("RiverSource Investments"), a wholly owned subsidiary of Ameriprise Financial, Inc. (the "Parent") The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Effective in January 2009, the Company was renamed RiverSource Fund Distributors, Inc.

Prior to November 7, 2008, the Company primarily acted as the exclusive distributor for the open-end investment companies managed by Seligman (the "Investment Companies"). The Investment Companies offer Class A, B, C, D, I and R shares which are distinguished by the amount and timing of sales charges and distribution and service fees paid by the Investment Companies or their shareholders. On May 16, 2008, Class D shares were converted into Class C shares and effective at the close of business on May 16, 2008, Class D shares were no longer offered. The Company's distribution services are performed pursuant to distribution agreements under which the Company, where applicable, receives distribution concessions, net of commissions paid to dealers for distribution of the Investment Companies' shares. Effective in November 2008, in addition to continuing these services, the Company began providing distribution services for the financial products sponsored by RiverSource Investments. The Company now serves as the distributor of the RiverSource complex of mutual funds which includes funds branded "RiverSource", "RiverSource Partners", "Threadneedle", and "Seligman" (collectively, the "RiverSource Funds"), and serves as a placement agent or distributor of private and foreign funds managed by RiverSource Investments. The Company also provides certain marketing, distribution and sales support services for the RiverSource Trust collective funds, which are sub-advised by RiverSource Investments.

Statement of Financial Condition Presentation

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. These accounting estimates reflect the best judgment of management and actual amounts could differ.

Significant Accounting Policies

Purchase & Recapitalization: In connection with the acquisition of Seligman on November 7, 2008, the Company recorded intangible assets of $2 million for the value of its distribution

relationships and the related deferred tax liability. Additionally, the Company recorded any previously unrecognized differences between the net book value of its assets and their related costs, recorded the immediate benefit of certain prepaid expenses, and accrued severance and its related deferred tax asset.

Fair Value of Financial Instruments: Substantially all of the Company's assets and liabilities are carried at amounts which, because of their short-term nature, approximate fair value.

Cash and Cash Equivalents: Cash equivalents are highly liquid investments with original or remaining maturities of 90 days or less when purchased. The Company's cash and cash equivalents consist of shares of Seligman Cash Management Fund, Inc. (the "Cash Management Fund"). At December 31, 2008, the Company held 14,009,383 shares of the Cash Management Fund, having a net asset value of $1.00 per share.

Investments, at fair value: Investments, at fair value, represent shares of certain Investment Companies, which are valued at net asset value.

Furniture, equipment and fixtures: Furniture, equipment and fixtures are carried at cost less accumulated depreciation. The Company generally uses an accelerated method of depreciation over periods of five to seven years.

Intangible Assets: Intangible assets represent the value of the Company's distribution relationships that were acquired by the Parent. These amounts have been pushed down to the Company for financial reporting purposes. The Company amortizes this intangible asset on a straight-line basis over an estimated useful life of fifteen years.

Deferred commissions: Commissions are paid to dealers by the Company in connection with the sales of certain classes of the Investment Companies and are deferred and amortized over a twelve-month period as the remaining estimated distribution and service fees from the Investment Companies are earned. Management tests the deferred sales commission asset for recoverability on a monthly basis. Estimates of future recoverability are made based on current and estimated future returns. If management determines that an impairment condition exists, a reserve would be recorded. At December 31, 2008, the Company had reserves of $79 related to these losses.

Distribution and service fees payable: Distribution and service fees payable represent amounts payable to dealers for distribution assistance and for continuing services rendered to Investment Company shareholders, and are paid subject to the collection of distribution and service fees receivable from the Investment Companies.

Income Taxes: Subsequent to the acquisition of Seligman, on November 7, 2008, the Company, along with Seligman, files a consolidated income tax return with the Parent and all of its non-life insurance subsidiaries. The provision for current income taxes for the period is determined on a

(Dollars in thousands except share data)

separate entity basis, except that any benefit for losses is recognized only to the extent that they can be utilized in the consolidated return. It is the policy of the Parent to reimburse subsidiaries for any current tax benefits recognized. Deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. State taxes are allocated to subsidiaries based on the companies' proportionate state liability.

Prior to November 7, 2008, Seligman had elected to treat the Company as a qualified subchapter S subsidiary. The Company was included in the Federal and state S Corporation income tax returns and the combined local income tax return of Seligman for the period prior to November 7, 2008. No Federal tax provision was required as the taxes are borne by Seligman's stockholders. The Company computed its income tax provision for state and local taxes on a separate company basis in accordance with a tax sharing arrangement with Seligman for the period prior to November 7, 2008.

As more fully disclosed in Footnote 8, the Company has various agreements with affiliated entities relating to reimbursements for distribution services, marketing, and related costs. The accompanying financial statement may not be indicative of the financial condition if the Company had been operated as an unaffiliated entity.

2. Sale of Class B Receivable

The Company has agreements (the "Agreements") with third parties (the "Purchasers") pursuant to which the Company sells, on a continuous basis, its rights to collect (i) a substantial portion of the distribution fees payable by certain Investment Companies with respect to their Class B shares; and (ii) any contingent deferred sales charges imposed upon shareholders redeeming Class B shares of such Investment Companies. Since the Agreements with the Purchasers are without recourse and do not constitute continuing involvement, the Company does not record the distribution fees paid by the Investment Companies or the contingent deferred sales charges paid by shareholders that have been assigned to the Purchasers pursuant to the Agreements.

3. Recently Issued Accounting Standards

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. There was no impact of adopting FIN No. 48 on the Company's financial condition.

(Dollars in thousands except share data)

In October 2008, the FASB issued FASB Staff Position ("FSP") Financial Accounting Standard ("FAS") 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP 157-3"), which was effective upon issuance, including prior periods for which financial statements have not been issued. FSP 157-3 clarifies the application of Statement of Financial Accounting Standards ("SFAS") No. 157 "Fair Value Measurements" ("SFAS No. 157") in a market that is not active and provides an example of key considerations to determine the fair value of financial assets when the market for those assets is not active. The adoption of FSP 157-3 did not have a material effect on the Company's financial condition.

In September 2006, the FASB issued SFAS No. 157, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, SFAS No. 157 does not require any new fair value measurements. The provisions of SFAS No. 157 are required to be applied prospectively as of the beginning of the fiscal year in which SFAS No. 157 is initially applied, except for certain financial instruments as defined in SFAS No. 157 that require retrospective application. Any retrospective application will be recognized as a cumulative effect adjustment to the opening balance of retained earnings for the fiscal year of adoption. The Company adopted SFAS No. 157 effective January 1, 2008. The adoption of SFAS No. 157 did not have a material effect on the Company's and financial condition.

In accordance with FSP FAS 157-2, "Effective Date of FASB Statement No. 157" ("FSP 157-2"), the Company will defer the adoption of SFAS No. 157 until January 1, 2009 for all nonfinancial assets and nonfinancial liabilities, except for those that are recognized or disclosed at fair value in the financial statements on a recurring basis. See Note 4 for additional information regarding the fair value of the Company's assets and liabilities.

4. Fair Values of Assets and Liabilities

Effective January 1, 2008, the Company adopted SFAS No. 157, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No.157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale. Assets and liabilities reported at fair value are classified using a three-level hierarchy. Level 1 is for unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date. Level 2 is for prices or valuation based on observable inputs other than quoted prices in active markets for identical assets and liabilities. Level 3 is for prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The Company's cash equivalents and investments, at fair value are classified as Level 1 and are measured at fair value. The Company's investments, at fair value, are valued at quoted prices in

(Dollars in thousands except share data)

active markets for identical instruments. No other financial instruments required to be measured at fair value existed at December 31, 2008.

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis:

	December 31, 2008			
	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ 14,009	$ -	$ -	$ 14,009
Investments, at fair value	691	-	-	691
Total assets at fair value	$ 14,700	$ -	$ -	$ 14,700

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain net capital equal to the greater of $25 or 6-2/3% of aggregate indebtedness.

At December 31, 2008, the Company had net capital of $7,447, which was $6,951 in excess of its required net capital of $496. The Company's net capital ratio was 1 to 1.

Advances to Affiliates and other equity withdrawals, including dividends, are subject to certain notification and other provisions on the Net Capital Rule and other regulatory rules. The SEC may restrict for a period of up to twenty business days any withdrawal by a broker-dealer of equity capital, as defined, if such withdrawal, when aggregated with all other withdrawals of equity capital on a net basis during a thirty calendar day period, exceeds 30% of the broker-dealer's net capital or if the SEC determines that such withdrawal would be detrimental to the financial integrity of the broker-dealer or the financial community.

6. Commitment and Contingencies

In 2004, the Company and Seligman (collectively, the "Firm") completed the extensive internal review that began in 2003 concerning mutual fund trading practices. The Firm's review, which covered the years 2001 to 2003, noted one arrangement that permitted frequent trading in certain of the Investment Companies; this arrangement was in the process of being closed down by the Firm before September 2003. Additionally, the Firm identified three other arrangements that permitted frequent trading, all of which had been terminated, the most recent in September 2002. In January 2004, Seligman, on a voluntary basis, publicly disclosed these four arrangements to its clients and to shareholders of the Investment Companies. Seligman also provided information concerning mutual fund trading practices to the SEC and the Office of the Attorney General of the State of New York ("NYAG").

In September 2005, the New York Staff of the SEC indicated that it was considering recommending to the Commissioners of the SEC instituting a formal action against the Firm relating to frequent trading in the Investment Companies. Seligman responded to the staff in October 2005 that it believed that any action would be both inappropriate and unnecessary, especially in light of the fact that Seligman had previously resolved the underlying issue with the Independent Directors of the Investment Companies and made recompense to the affected Investment Companies.

In September 2006, the NYAG commenced a civil action in New York State Supreme Court against Seligman, the Company, Seligman Data Corp., and Brian T. Zino (President of Seligman and the Investment Companies) (collectively, the "Seligman Parties"), alleging, in substance, that, in addition to the four arrangements noted above, the Seligman Parties permitted other persons to engage in frequent trading and, as a result, the prospectus disclosure used by the Investment Companies is and has been misleading. The NYAG included other related claims and also claimed that the fees charged by Seligman to the Investment Companies were excessive. The NYAG is seeking damages of at least $80 million and restitution, disgorgement, penalties and costs and injunctive relief. The Seligman Parties answered the complaint in December 2006 and believe that the claims are without merit.

Any resolution of these matters may include the relief noted above or other sanctions or changes in procedures. If the NYAG obtains injunctive relief, each of Seligman, RiverSource Investments and its affiliates could, in the absence of the SEC in its discretion granting exemptive relief, be enjoined from providing advisory and underwriting services to the Investment Companies and other registered investment companies, including the RiverSource Funds.

Neither Seligman's nor RiverSource's management believes that the foregoing legal actions or other possible actions will have a material adverse impact on the Firm, RiverSource Investments or their current and former clients. However, there can be no assurance of this, or that these matters and any related publicity will not result in reduced demand for shares of the Investment Companies or other adverse consequences.

The Company is subject to other legal actions in the ordinary course of business. Management of the Company after consultation with its legal counsel, believes that the ultimate resolution of these other pending litigation matters should not have any material adverse effect on the Company's financial position.

(Dollars in thousands except share data)

7. Income Taxes

Significant components of the Company's deferred income tax assets and liabilities as of December 31, 2008 are as follows:

Deferred income tax assets:	
Accrued severance	$ 195
State income tax	7
Deferred commissions	123
Total deferred income tax assets	325
Deferred income tax liabilities:	
Intangibles	(740)
Total deferred income tax liabilities	(740)
Net deferred income tax liability	$ (415)

The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and therefore, no such valuation allowance has been established.

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of the income tax provision. There were no interest or penalties accrued for uncertain tax benefits as of December 31, 2008.

8. Related-Party Transactions

The Company has a Sales Agreement and a related Administration, Shareholder Services, and Distribution Agreement with an affiliate, Seligman Services, Inc. ("Services"). Services is a limited purpose broker-dealer that responds to inquiries from shareholders with respect to the Investment Companies and provides shareholder liaison services to shareholders that do not have a broker-dealer of record. The Company pays Services, with funds obtained from the Investment Companies, service fees pursuant to these agreements. However, because the Company provides administrative and compliance support to Services, Services reimburses the Company for the administrative and compliance costs allocable to Services monthly, based on an expense sharing arrangement. At December 31, 2008, the Company had a receivable from Services of $14 related to these reimbursements.

Prior to November 7, 2008, Seligman provided the Investment Companies with investment management and administrative services pursuant to management agreements under which Seligman receives management fees. In recognition of the benefits derived by Seligman from the distribution and marketing services provided by the Company, Seligman had an agreement with the

(Dollars in thousands except share data)

Company whereby the Company is reimbursed for its net cost, as defined, of performing such services, after deducting the amount received from Services.

Effective November 7, 2008, RiverSource Investments provided investment management and administrative services for the RiverSource Funds (including, effective November 7, 2008, the Seligman Investment Companies) and in consideration of the services provided and liabilities incurred by the Company, in its capacity as principal underwriter and distributor of the RiverSource Funds, RiverSource Investments has agreed to compensate the Company for its net costs, as required.

Payable to affiliates primarily represents payments due to affiliates for expenses paid on behalf of the Company.

Certain directors and/or officers of the Company were, prior to November 7, 2008, also directors and/or officers of Seligman and Services and, after November 7, 2008, are also directors and/or officers of the aforementioned affiliates and RiverSource Investments.

Substantially all employees of the Company are included in Seligman's defined contribution plan (the "Plan"). Under one feature of the Plan, Seligman, at its option, may contribute up to 15 percent of employees' base compensation, which is fully vested to the employees. Under a second feature of the Plan, Seligman matches contributions made by participating employees up to 3 percent of their salaries. Eligible participants become vested in Seligman's contributions 34 percent after one year, 67 percent after two years and 100 percent after three years. Participants invest all contributions not taken in cash in funds, which invest solely in the Investment Companies.

9. Subsequent Events

On March 13, 2009, without admitting or denying any violations of law or wrongdoing, the Seligman Parties entered into a stipulation of settlement with the NYAG and settled the claims made by the NYAG as disclosed in Footnote 6 for which the Company was previously indemnified as part of the acquisition of Seligman on November 7, 2008. Under the terms of the settlement, Seligman will pay $11.3 million, in aggregate, to four Investment Companies. This settlement resolves all outstanding matters between the Seligman Parties and the NYAG.

On March 19, 2009, the Company entered into an agreement to purchase its rights, previously sold to a third party as discussed in Footnote 2, to collect (i) a substantial portion of the distribution fees payable by certain Investment Companies with respect to their Class B shares and (ii) any contingent deferred sales charges imposed upon shareholders redeeming Class B shares of such Investment Companies.

STATEMENT OF FINANCIAL CONDITION

Seligman Advisors, Inc.
December 31, 2008
With Report of Independent Registered Public Accounting Firm

Seligman Advisors, Inc.
Statement of Financial Condition
December 31, 2008

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
Seligman Advisors, Inc.

We have audited the accompanying statement of financial condition of Seligman Advisors, Inc. (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Seligman Advisors, Inc. at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

March 23, 2009

Seligman Advisors, Inc.
Statement of Financial Condition
December 31, 2008
(In thousands)

Assets		
Cash and cash equivalents	$	14,208
Distribution and service fees receivables		1,622
Receivable from Affiliate		14
Deferred commissions (net of allowance of $79)		324
Investments, at fair value		691
Furniture, equipment, and fixtures (net of accumulated depreciation of $6)		99
Intangible assets (net of accumulated amortization of $22)		1,978
Other assets		584
Total Assets	$	19,520
Liabilities and Stockholder's Equity		
Liabilities:		
Distribution and service fees payable	$	3,936
Payables to Affiliates		843
Accrued compensation		1,073
Deferred income tax liability, net		415
Accounts payable and accrued expenses		1,586
Total Liablilities		7,853
Stockholder's Equity		11,667
Total Liabilities and Stockholder's Equity	$	19,520

See accompanying notes.

1. Organization and Significant Accounting Policies

Organization

Seligman Advisors, Inc. (the "Company") is incorporated under the laws of the state of Delaware. The Company is a wholly owned subsidiary of J. & W. Seligman & Co. Incorporated. ("Seligman"). Seligman was acquired on November 7, 2008 by RiverSource Investments, LLC ("RiverSource Investments"), a wholly owned subsidiary of Ameriprise Financial, Inc. (the "Parent") The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Effective in January 2009, the Company was renamed RiverSource Fund Distributors, Inc.

Prior to November 7, 2008, the Company primarily acted as the exclusive distributor for the open-end investment companies managed by Seligman (the "Investment Companies"). The Investment Companies offer Class A, B, C, D, I and R shares which are distinguished by the amount and timing of sales charges and distribution and service fees paid by the Investment Companies or their shareholders. On May 16, 2008, Class D shares were converted into Class C shares and effective at the close of business on May 16, 2008, Class D shares were no longer offered. The Company's distribution services are performed pursuant to distribution agreements under which the Company, where applicable, receives distribution concessions, net of commissions paid to dealers for distribution of the Investment Companies' shares. Effective in November 2008, in addition to continuing these services, the Company began providing distribution services for the financial products sponsored by RiverSource Investments. The Company now serves as the distributor of the RiverSource complex of mutual funds which includes funds branded "RiverSource", "RiverSource Partners", "Threadneedle", and "Seligman" (collectively, the "RiverSource Funds"), and serves as a placement agent or distributor of private and foreign funds managed by RiverSource Investments. The Company also provides certain marketing, distribution and sales support services for the RiverSource Trust collective funds, which are sub-advised by RiverSource Investments.

Statement of Financial Condition Presentation

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. These accounting estimates reflect the best judgment of management and actual amounts could differ.

Significant Accounting Policies

Purchase & Recapitalization: In connection with the acquisition of Seligman on November 7, 2008, the Company recorded intangible assets of $2 million for the value of its distribution

relationships and the related deferred tax liability. Additionally, the Company recorded any previously unrecognized differences between the net book value of its assets and their related costs, recorded the immediate benefit of certain prepaid expenses, and accrued severance and its related deferred tax asset.

Fair Value of Financial Instruments: Substantially all of the Company's assets and liabilities are carried at amounts which, because of their short-term nature, approximate fair value.

Cash and Cash Equivalents: Cash equivalents are highly liquid investments with original or remaining maturities of 90 days or less when purchased. The Company's cash and cash equivalents consist of shares of Seligman Cash Management Fund, Inc. (the "Cash Management Fund"). At December 31, 2008, the Company held 14,009,383 shares of the Cash Management Fund, having a net asset value of $1.00 per share.

Investments, at fair value: Investments, at fair value, represent shares of certain Investment Companies, which are valued at net asset value.

Furniture, equipment and fixtures: Furniture, equipment and fixtures are carried at cost less accumulated depreciation. The Company generally uses an accelerated method of depreciation over periods of five to seven years.

Intangible Assets: Intangible assets represent the value of the Company's distribution relationships that were acquired by the Parent. These amounts have been pushed down to the Company for financial reporting purposes. The Company amortizes this intangible asset on a straight-line basis over an estimated useful life of fifteen years.

Deferred commissions: Commissions are paid to dealers by the Company in connection with the sales of certain classes of the Investment Companies and are deferred and amortized over a twelve-month period as the remaining estimated distribution and service fees from the Investment Companies are earned. Management tests the deferred sales commission asset for recoverability on a monthly basis. Estimates of future recoverability are made based on current and estimated future returns. If management determines that an impairment condition exists, a reserve would be recorded. At December 31, 2008, the Company had reserves of $79 related to these losses.

Distribution and service fees payable: Distribution and service fees payable represent amounts payable to dealers for distribution assistance and for continuing services rendered to Investment Company shareholders, and are paid subject to the collection of distribution and service fees receivable from the Investment Companies.

Income Taxes: Subsequent to the acquisition of Seligman, on November 7, 2008, the Company, along with Seligman, files a consolidated income tax return with the Parent and all of its non-life insurance subsidiaries. The provision for current income taxes for the period is determined on a

(Dollars in thousands except share data)

separate entity basis, except that any benefit for losses is recognized only to the extent that they can be utilized in the consolidated return. It is the policy of the Parent to reimburse subsidiaries for any current tax benefits recognized. Deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. State taxes are allocated to subsidiaries based on the companies' proportionate state liability.

Prior to November 7, 2008, Seligman had elected to treat the Company as a qualified subchapter S subsidiary. The Company was included in the Federal and state S Corporation income tax returns and the combined local income tax return of Seligman for the period prior to November 7, 2008. No Federal tax provision was required as the taxes are borne by Seligman's stockholders. The Company computed its income tax provision for state and local taxes on a separate company basis in accordance with a tax sharing arrangement with Seligman for the period prior to November 7, 2008.

As more fully disclosed in Footnote 8, the Company has various agreements with affiliated entities relating to reimbursements for distribution services, marketing, and related costs. The accompanying financial statement may not be indicative of the financial condition if the Company had been operated as an unaffiliated entity.

2. Sale of Class B Receivable

The Company has agreements (the "Agreements") with third parties (the "Purchasers") pursuant to which the Company sells, on a continuous basis, its rights to collect (i) a substantial portion of the distribution fees payable by certain Investment Companies with respect to their Class B shares; and (ii) any contingent deferred sales charges imposed upon shareholders redeeming Class B shares of such Investment Companies. Since the Agreements with the Purchasers are without recourse and do not constitute continuing involvement, the Company does not record the distribution fees paid by the Investment Companies or the contingent deferred sales charges paid by shareholders that have been assigned to the Purchasers pursuant to the Agreements.

3. Recently Issued Accounting Standards

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. There was no impact of adopting FIN No. 48 on the Company's financial condition.

(Dollars in thousands except share data)

In October 2008, the FASB issued FASB Staff Position ("FSP") Financial Accounting Standard ("FAS") 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP 157-3"), which was effective upon issuance, including prior periods for which financial statements have not been issued. FSP 157-3 clarifies the application of Statement of Financial Accounting Standards ("SFAS") No. 157 "Fair Value Measurements" ("SFAS No. 157") in a market that is not active and provides an example of key considerations to determine the fair value of financial assets when the market for those assets is not active. The adoption of FSP 157-3 did not have a material effect on the Company's financial condition.

In September 2006, the FASB issued SFAS No. 157, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, SFAS No. 157 does not require any new fair value measurements. The provisions of SFAS No. 157 are required to be applied prospectively as of the beginning of the fiscal year in which SFAS No. 157 is initially applied, except for certain financial instruments as defined in SFAS No. 157 that require retrospective application. Any retrospective application will be recognized as a cumulative effect adjustment to the opening balance of retained earnings for the fiscal year of adoption. The Company adopted SFAS No. 157 effective January 1, 2008. The adoption of SFAS No. 157 did not have a material effect on the Company's and financial condition.

In accordance with FSP FAS 157-2, "Effective Date of FASB Statement No. 157" ("FSP 157-2"), the Company will defer the adoption of SFAS No. 157 until January 1, 2009 for all nonfinancial assets and nonfinancial liabilities, except for those that are recognized or disclosed at fair value in the financial statements on a recurring basis. See Note 4 for additional information regarding the fair value of the Company's assets and liabilities.

4. Fair Values of Assets and Liabilities

Effective January 1, 2008, the Company adopted SFAS No. 157, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No.157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale. Assets and liabilities reported at fair value are classified using a three-level hierarchy. Level 1 is for unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date. Level 2 is for prices or valuation based on observable inputs other than quoted prices in active markets for identical assets and liabilities. Level 3 is for prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The Company's cash equivalents and investments, at fair value are classified as Level 1 and are measured at fair value. The Company's investments, at fair value, are valued at quoted prices in

(Dollars in thousands except share data)

active markets for identical instruments. No other financial instruments required to be measured at fair value existed at December 31, 2008.

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis:

	December 31, 2008			
	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ 14,009	$ -	$ -	$ 14,009
Investments, at fair value	691	-	-	691
Total assets at fair value	$ 14,700	$ -	$ -	$ 14,700

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain net capital equal to the greater of $25 or 6-2/3% of aggregate indebtedness.

At December 31, 2008, the Company had net capital of $7,447, which was $6,951 in excess of its required net capital of $496. The Company's net capital ratio was 1 to 1.

Advances to Affiliates and other equity withdrawals, including dividends, are subject to certain notification and other provisions on the Net Capital Rule and other regulatory rules. The SEC may restrict for a period of up to twenty business days any withdrawal by a broker-dealer of equity capital, as defined, if such withdrawal, when aggregated with all other withdrawals of equity capital on a net basis during a thirty calendar day period, exceeds 30% of the broker-dealer's net capital or if the SEC determines that such withdrawal would be detrimental to the financial integrity of the broker-dealer or the financial community.

6. Commitment and Contingencies

In 2004, the Company and Seligman (collectively, the "Firm") completed the extensive internal review that began in 2003 concerning mutual fund trading practices. The Firm's review, which covered the years 2001 to 2003, noted one arrangement that permitted frequent trading in certain of the Investment Companies; this arrangement was in the process of being closed down by the Firm before September 2003. Additionally, the Firm identified three other arrangements that permitted frequent trading, all of which had been terminated, the most recent in September 2002. In January 2004, Seligman, on a voluntary basis, publicly disclosed these four arrangements to its clients and to shareholders of the Investment Companies. Seligman also provided information concerning mutual fund trading practices to the SEC and the Office of the Attorney General of the State of New York ("NYAG").

In September 2005, the New York Staff of the SEC indicated that it was considering recommending to the Commissioners of the SEC instituting a formal action against the Firm relating to frequent trading in the Investment Companies. Seligman responded to the staff in October 2005 that it believed that any action would be both inappropriate and unnecessary, especially in light of the fact that Seligman had previously resolved the underlying issue with the Independent Directors of the Investment Companies and made recompense to the affected Investment Companies.

In September 2006, the NYAG commenced a civil action in New York State Supreme Court against Seligman, the Company, Seligman Data Corp., and Brian T. Zino (President of Seligman and the Investment Companies) (collectively, the "Seligman Parties"), alleging, in substance, that, in addition to the four arrangements noted above, the Seligman Parties permitted other persons to engage in frequent trading and, as a result, the prospectus disclosure used by the Investment Companies is and has been misleading. The NYAG included other related claims and also claimed that the fees charged by Seligman to the Investment Companies were excessive. The NYAG is seeking damages of at least $80 million and restitution, disgorgement, penalties and costs and injunctive relief. The Seligman Parties answered the complaint in December 2006 and believe that the claims are without merit.

Any resolution of these matters may include the relief noted above or other sanctions or changes in procedures. If the NYAG obtains injunctive relief, each of Seligman, RiverSource Investments and its affiliates could, in the absence of the SEC in its discretion granting exemptive relief, be enjoined from providing advisory and underwriting services to the Investment Companies and other registered investment companies, including the RiverSource Funds.

Neither Seligman's nor RiverSource's management believes that the foregoing legal actions or other possible actions will have a material adverse impact on the Firm, RiverSource Investments or their current and former clients. However, there can be no assurance of this, or that these matters and any related publicity will not result in reduced demand for shares of the Investment Companies or other adverse consequences.

The Company is subject to other legal actions in the ordinary course of business. Management of the Company after consultation with its legal counsel, believes that the ultimate resolution of these other pending litigation matters should not have any material adverse effect on the Company's financial position.

(Dollars in thousands except share data)

7. Income Taxes

Significant components of the Company's deferred income tax assets and liabilities as of December 31, 2008 are as follows:

Deferred income tax assets:	
Accrued severance	$ 195
State income tax	7
Deferred commissions	123
Total deferred income tax assets	325
Deferred income tax liabilities:	
Intangibles	(740)
Total deferred income tax liabilities	(740)
Net deferred income tax liability	$ (415)

The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and therefore, no such valuation allowance has been established.

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of the income tax provision. There were no interest or penalties accrued for uncertain tax benefits as of December 31, 2008.

8. Related-Party Transactions

The Company has a Sales Agreement and a related Administration, Shareholder Services, and Distribution Agreement with an affiliate, Seligman Services, Inc. ("Services"). Services is a limited purpose broker-dealer that responds to inquiries from shareholders with respect to the Investment Companies and provides shareholder liaison services to shareholders that do not have a broker-dealer of record. The Company pays Services, with funds obtained from the Investment Companies, service fees pursuant to these agreements. However, because the Company provides administrative and compliance support to Services, Services reimburses the Company for the administrative and compliance costs allocable to Services monthly, based on an expense sharing arrangement. At December 31, 2008, the Company had a receivable from Services of $14 related to these reimbursements.

Prior to November 7, 2008, Seligman provided the Investment Companies with investment management and administrative services pursuant to management agreements under which Seligman receives management fees. In recognition of the benefits derived by Seligman from the distribution and marketing services provided by the Company, Seligman had an agreement with the

(Dollars in thousands except share data)

Company whereby the Company is reimbursed for its net cost, as defined, of performing such services, after deducting the amount received from Services.

Effective November 7, 2008, RiverSource Investments provided investment management and administrative services for the RiverSource Funds (including, effective November 7, 2008, the Seligman Investment Companies) and in consideration of the services provided and liabilities incurred by the Company, in its capacity as principal underwriter and distributor of the RiverSource Funds, RiverSource Investments has agreed to compensate the Company for its net costs, as required.

Payable to affiliates primarily represents payments due to affiliates for expenses paid on behalf of the Company.

Certain directors and/or officers of the Company were, prior to November 7, 2008, also directors and/or officers of Seligman and Services and, after November 7, 2008, are also directors and/or officers of the aforementioned affiliates and RiverSource Investments.

Substantially all employees of the Company are included in Seligman's defined contribution plan (the "Plan"). Under one feature of the Plan, Seligman, at its option, may contribute up to 15 percent of employees' base compensation, which is fully vested to the employees. Under a second feature of the Plan, Seligman matches contributions made by participating employees up to 3 percent of their salaries. Eligible participants become vested in Seligman's contributions 34 percent after one year, 67 percent after two years and 100 percent after three years. Participants invest all contributions not taken in cash in funds, which invest solely in the Investment Companies.

9. Subsequent Events

On March 13, 2009, without admitting or denying any violations of law or wrongdoing, the Seligman Parties entered into a stipulation of settlement with the NYAG and settled the claims made by the NYAG as disclosed in Footnote 6 for which the Company was previously indemnified as part of the acquisition of Seligman on November 7, 2008. Under the terms of the settlement, Seligman will pay $11.3 million, in aggregate, to four Investment Companies. This settlement resolves all outstanding matters between the Seligman Parties and the NYAG.

On March 19, 2009, the Company entered into an agreement to purchase its rights, previously sold to a third party as discussed in Footnote 2, to collect (i) a substantial portion of the distribution fees payable by certain Investment Companies with respect to their Class B shares and (ii) any contingent deferred sales charges imposed upon shareholders redeeming Class B shares of such Investment Companies.

STATEMENT OF FINANCIAL CONDITION

Seligman Advisors, Inc.
December 31, 2008
With Report of Independent Registered Public Accounting Firm